GREEKTOWN SUPERHOLDINGS, INC.
555 E. Lafayette Ave.
Detroit, MI 48226

December 10, 2012

VIA EDGAR

Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Greektown Superholdings, Inc. Comment letter dated December 3, 2012 File No. 000-53921

Dear Mr. Lee:

In response to the comment letter (the “Comment Letter”) dated December 3, 2012 relating to Greektown Superholding, Inc.’s (the “Company’s”) Annual Report on Form 10-K for the fiscal year ending December 31, 2011 (the “Form 10-K”), the following are the Company’s responses to the staff of the Securities and Exchange Commission’s (the “Commission’s”) comments.  For your convenience, we have included the text of the Commission’s comment in each case.

Item 9A – Controls and Procedures

1.           We will review your amended 10-K for compliance with comments two and four. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

The Company acknowledges the Commission’s comment and, accordingly, is filing concurrently with the delivery of this letter, an amendment to its Form 10-K containing new certifications and a restatement in their entirety of all amended Items.

2.           We have considered your response to comment three and note that management’s annual report on internal control over financial reporting was inadvertently omitted. It appears that disclosure controls and procedures were not effective in preventing this omission. Consistent with Compliance and Disclosure Interpretation 115.02, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient. Please also amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

In acknowledgement of the Commission’s comment, the Company is filing concurrently with the delivery of this letter, an amendment to its Form 10-K containing amended disclosure under Item 9A – Controls and Procedures of its Form 10-K, as follows (with underlined language denoting the changes from the initial Form 10-K):

Evaluation of Disclosure Controls and Procedures

               As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including our President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer), of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. In designing and evaluating the Company’s disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company’s management was required to apply its reasonable judgment. Based upon the required evaluation, our President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer) concluded that as of December 31, 2011, the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to its management, including the President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer) as appropriate, to allow timely decisions regarding required disclosure.

The determination that our disclosure controls and procedures were not effective was the result of an administrative error, due to an insufficiently detailed compliance verification process relative to certain Regulation S-K disclosures, causing management’s report on internal control over financial reporting not to meet the requirements of Item 308 of Regulation S-K in the initial filing (the “Initial Filing”) of our Annual Report on Form 10-K for the year ended December 31, 2011. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) and concluded that our internal control was effective at December 31, 2011; however, we did not properly disclose, in the Initial Filing, management’s responsibility for establishing and maintaining adequate internal controls over financial reporting under an appropriate framework, nor our conclusion regarding the effectiveness of our internal control over financial reporting. The required additional disclosure is contained in this Amendment.

Internal Control over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Company. The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management evaluated, under the supervision and with the participation of the Company’s President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer), the effectiveness of the design and operation of the Company’s internal controls and procedures with respect to financial reporting as of December 31, 2011, based on the COSO Framework. Based upon that evaluation, the Company’s President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer) concluded that the Company’s internal controls and procedures with respect to financial reporting were effective as of December 31, 2011.

     The Initial Filing, as amended by this Amendment, does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to an exemption under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

* * * * * * *

We appreciate the opportunity to provide responses and clarifications to the comments raised in the Comment Letter. If there are any further comments or questions, please do not hesitate to contact me at 313-309-2461 or gtomaszewski@greektowncasino.com.

Very truly yours,

GREEKTOWN SUPERHOLDINGS, INC.

/s/ Glen Tomaszewski
Glen Tomaszewski
Senior Vice President, Chief Financial Officer and Treasurer